FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of July 1999


                                  Tevecap S.A.
                    (Exact Name as Specified in its Charter)


                                  Tevecap Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-22267

                                Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                    04552-904
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F     X             Form 40-F  _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes ______                  No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.

By:        /s/ Jose Augusto P. Moreira
         -----------------------------
         Jose Augusto P. Moreira
         Officer


By:        /s/ Claudio Cesar D'Emilio
         ----------------------------
         Claudio Cesar D'Emilio
         Officer


Date: July 29, 1999

                                  EXHIBIT LIST


1. One copy of the press release, dated July 8, 1999 containing information regarding the sale by Tevecap S.A. and its affiliates of their satellite-based pay television operations and certain assets related thereto.

FOR IMMEDIATE RELEASE

Contact:  Camille Hardy                                       Marina Leao
          (212) 515-0231                                      (55-11) 3037-2034
          New York                                            Sao Paulo


           Galaxy Latin America LLC, Tevecap S.A. and The Abril Group
                  Announce Closing of Agreement to Restructure
                          DIRECTV Operations in Brazil

Sao Paulo and Ft. Lauderdale, July 18, 1999 -- Galaxy Latin America LLC (GLA), the DIRECTV(TM) service provider in Latin America, joined founding GLA member Tevecap S.A. (TVA) and The Abril Group to announce the sale of 100% of Galaxy Brazil Ltd. to Galaxy Latin America. Galaxy Brazil is the exclusive distributor of DIRECTV subscription television services in Brazil. In a related transaction, TVA also sold the company's 10% equity interest in GLA to the other two founding members, Hughes Electronics Corporation and the Cisneros Group of Companies. On July 16, the transaction was approved by the Brazilian National Agency for Telecommunications (ANATEL).

"This agreement supports our strategy to expand DIRECTV business in both Brazil and Latin America," said Kevin M. McGrath, chairman of GLA. "Restructuring Galaxy Brazil is, we believe, the most effective means to support the growth of DIRECTV in Brazil and to continue providing subscribers with the most sought after entertainment services."

Abril and TVA chairman Roberto Civita added, "Everyone wins with this sale. TVA has been financially restructured and can now expand cable and MMDS businesses, along with such new products as our @jato Internet services. GLA will extend the company's satellite presence in Brazil. The Brazilian consumer benefits from added competition by a new entrant in the pay-television business."

GLA's DIRECTV is the first digital direct-to-home entertainment option to serve Latin America and the Caribbean. The region's leading provider of satellite television, the company offers extensive programming from Latin America, the United States, Europe and Asia. Impulse pay- per-view and an interactive program guide were among other "firsts" delivered to the region by DIRECTV, along with such exclusive packages as the Spanish and Italian soccer leagues.

The service is available in 25 countries, including Argentina, Brazil, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Panama, Trinidad and Tobago, Venezuela as well as several island nations in the Caribbean. DIRECTV will shortly be launched in Puerto Rico, Peru, Paraguay, Uruguay and in the region's remaining countries.

A multinational Company, GLA is now owned by the Hughes Electronics Corporation and the Cisneros Group of Companies. Galaxy Latin America(TM) and GLA(TM) are trademarks of Galaxy Latin America LLC.

Tevecap is a leading Brazilian operator of pay-television. While Abril is TVA's majority shareholder, minority positions are held by Falcon International, The Hearst Corporation, ABC-Disney and Chase Manhattan Bank.

The largest magazine publisher in Latin America, Abril is also one of the region's major media conglomerates. Besides producing and distributing books, videos, CDs and CD-ROMs, the company provides Internet (ISP), online, direct marketing and pay-television services. In addition to businesses in Brazil, Abril maintains operations in Portugal and Argentina. Abril's 1998 revenues exceeded US$1.5 billion.